Opexa Therapeutics, Inc.
2635 N. Crescent Ridge Drive
The Woodlands, Texas 77381

September 25, 2009

By EDGAR

Mr. Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
Washington, D.C. 20549

Re:	Opexa Therapeutics, Inc.
Post-Effective Amendment No. 1 on Form S-3
Filed September 17, 2009
File No. 333-147167

Ladies and Gentlemen:

Set forth below are the responses of Opexa Therapeutics, Inc., a Texas corporation (“Opexa,” the “Company,” “we,” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 22, 2009, with respect to Opexa’s Form S-3 filed with the Commission on September 17, 2009, File No. 333-147167 (the “Registration Statement”).  For your convenience, the response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.  The references to page numbers in the response to the Staff’s comments correspond to the pages in the Form SB-2 that the Company is filing today via EDGAR.

1.             We note that you do not appear eligible to conduct a primary offering under General Instruction I.B.1 to Form S-3.  If you are eligible to conduct a primary offering on Form S-3 under General Instruction I.B.6, please provide the information required pursuant to Instruction 7 to that general instruction.  Alternatively, please withdraw your registration statement and file it on a form which you are eligible to conduct a primary offering.

Response:

We believe we are eligible to conduct a primary offering under General Instruction I.B.6.  We have not sold any securities pursuant to Instruction I.B.6. during the previous 12 months, including securities registered under this offering.  The initial portion of this offering, consisting of 3,500,000 shares of common stock and 4,025,000 Series E Warrants, was offered and sold on February 13, 2008, or within 45 days thereafter, pursuant to the original registration statement on Form SB-2. The remaining portion of this offering consists of 4,025,000 shares of common stock issuable upon exercise of the Series E Warrants at a price of $2.00 per share for aggregate proceeds of $8,050,000.  On the date the Form S-3 was filed the aggregate market value of the voting and non-voting common equity held by non-affiliates was $39.3 million.  The proceeds to be received upon exercise of the Series E Warrants and issuance of the common stock are less than one-third of the aggregate market value of the voting and non-voting common equity on the date the Form S-3 was filed. Thus we are eligible to use Form S-3 under General Instruction I.B.6.

2.             We note your disclosure on the cover page and in the "Offering" section of your filing that you are offering 3,500,000 million shares of common stock; 3,500,000 million Series E Warrants to purchase one share of common stock; and 3,500,000 shares of common stock issuable upon exercise of the Series E Warrants.  However, the heading on your cover page does not indicate that you are offering 3,500,000 shares of common stock issuable upon exercise of the Series E Warrants.  Please revise the heading of your cover page accordingly.

Response:

We have added a reference to the heading indicating we are offering 4,025,000 shares of common stock issuable upon exercise of the Series E Warrants. The additional 525,000 shares represent shares issuable upon exercise of Series E Warrants that were sold in the over allotment.

3.             We note that you incorporate by reference certain Form 8-Ks filed with the Commission in August 2009 and September 2009.  However, Item 12(a)(2) of Form S-3 requires that you incorporate by reference all Form 8-K reports filed with the Commission since the end of the fiscal year.  Please revise the "Incorporation of Certain Information by Reference" section to incorporate by reference all Form 8-Ks filed since December 31, 2008.

Response:

We have added to the “Incorporation of Certain Information by Reference” section a reference to all Form 8-Ks filed since December 31, 2008.

4.             We note that you filed a Form 10-K/A for the Fiscal Year Ended December 31, 2008 on May 18, 2009.  Please revise the "Incorporation of Certain Information by Reference" section to incorporate the Form 10-K/A by reference.

Response:

We have added a reference to the Form 10-K/A to the “Incorporation of Certain Information by Reference” section.

If you have any questions or comments concerning these responses, please call the undersigned at (281) 719-3437, or our legal counsel, Michael C. Blaney of Vinson & Elkins L.L.P. at (713) 758-3487.

Very truly yours,

/s/ Neil K. Warma

Neil K. Warma
President, Chief Executive Officer and Acting Chief Financial Officer

cc: Rose Zukin SEC (fax 202-772-9198)